March 10, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc
Form 10-K for the Fiscal year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2022
File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the supplemental response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated February 22, 2023 (the “Letter”) to Hugh Gallagher, Chief Financial Offer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2022 10-K”) and Form 10-Q for the quarterly period ended September 30, 2022 (the “Q3 2022 10-Q”). Please consider this an update to, and as appropriate a revision of our responses dated March 3, 2023. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and Q3 2022 10-Q. For ease of reference, we have copied each comment verbatim in bold type from your Letter and have placed our response immediately below each comment.

Form 10-Q for the quarterly period ended September 30, 2022

Notes to Consolidated Condensed Financial Statements

Note 3 - Revenues from Contracts with Customers, page 11

5.	As we continue to evaluate your accounting policy disclosure for your Participant, Private Pool Participant, and Operator revenue streams, please further revise your revenue recognition policy disclosure to ensure the following items are succinctly articulated:

●	How you determine when a contract exists, including what consideration was given to whether the contracts are terminable by either party at any time without compensation;
●	The nature of your performance obligations, ensuring consistent references to computing power and transaction verification services;
●	How the transaction price is determined, including when you measure noncash consideration. In this regard, you disclose that it is measured at contract inception, but we also note your disclosures that it is determined using the daily closing rate. Please also clarify any reference to consideration as variable if it is known at contract inception;
●	Whether your conclusion that the accounting convention for measuring noncash consideration is not materially different is based on the volatility of bitcoin on the day it is measured or for purposes of financial reporting; and
●	Disclose the amount of revenue recognized from each of your types of arrangements in each of the periods presented.

Securities Exchange Commission

March 10, 2023

Supplemental Response: The Company respectfully acknowledges the Staff’s comment and will accordingly revise its accounting policy and expand its disclosures in the “Revenue From Contracts with Customers” section of the SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Footnote to revise the revenue recognition policy in line with the disclosure requirements under ASC Topic 606, Revenue from Contracts with Customers in our upcoming 10-K filing for the year ended December 31, 2022. The following responses correspond to each point in the foregoing comment from the Staff. The responses below should be reviewed in conjunction with the revised revenue recognition policy as stated below in comment 7.

a) – c) The Company acknowledges the Staff’s comment and accordingly revised its revenue recognition policy. Please refer to the respective sections for the revised policy stated in the response to comment 7 below.

d) The Company has evaluated the quantitative impact of the difference between recognizing revenue at the fair value of bitcoin at contract inception versus recognizing revenue using the accounting convention – i.e. at the daily closing U.S. dollar spot rate of bitcoin on the date of contract inception (when the Company is a pool operator) or the date block rewards and transaction fees to which the Company is entitled for its contribution to a third party mining pool is received (when the Company is solely a pool participant), respectively. The impact is quantitatively immaterial to the Company’s consolidated statement of operations for all periods presented as indicated below:

(in thousands)	Years ended December 31,
	2022	2021 (Restated)
Operator
Company’s accounting convention	$113,491	$138,589
Revenues at contract inception	113,856	138,595
Difference	(365)	(6)
Participant
Company’s accounting convention	4,262	20,574
Revenues at contract inception	4,236	20,619
Difference	26	(45)
Total Revenue
Company’s accounting convention	117,753	159,163
Revenues at contract inception	118,092	159,214
Difference	(339)	(51)

e) Please refer to the disaggregation of revenues recognized for each of our identified revenue streams as presented in our revised revenue recognition policy in the response to comment 7 below.

Securities Exchange Commission

March 10, 2023

6.	In order to help us to continue to evaluate your accounting policy for your participation in third party bitcoin mining pools, please address the following:

a) Clarify for us whether your contracts with third party bitcoin mining pool operators are terminable by either party at any time without compensating the other party for the termination (that is, other than paying amounts due as a result of goods or services transferred up to the termination date).

b) Clarify for us whether you are only entitled to consideration for computing power provided for the successful placement of a block on the bitcoin blockchain by the third party and that you are not entitled to any compensation for computing power provided for unsuccessful attempts to place a block on the bitcoin blockchain by the third party.

c) Provide your materiality analysis for the difference between your accounting convention for measuring noncash consideration received for your third party pool participation for each quarterly and year-to-date period through December 31, 2022.

Supplemental Response: The Company respectfully acknowledges the Staff’s comment along with previous comments and will accordingly revise its accounting policy and expand its disclosures in the “Revenue From Contracts with Customers” section of the SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Footnote in our upcoming 10-K filing for the year ended December 31, 2022. The following responses correspond to each point in the foregoing comment from the Staff. The responses below should be reviewed in conjunction with the revised revenue recognition policy as stated below in comment 7.

a) We acknowledge the Staff’s comment and confirm that our contracts with third-party mining pool operators are terminable at any time by either party for convenience without compensating the other party for such termination. As such, the company has determined that these contracts are period-to-period contracts with each such period reflecting a distinct increment (i.e. a minute) of time. Both the third-party pool operator and the Company have the unilateral right to terminate the contract at any time without penalty (i.e., the Company has the right and ability to stop providing computing power and the third-party pool operator could disband or shut down the mining pool). Notwithstanding that there is a contract for the current period during which the Company is providing computing power to the pool, all subsequent periods reflect wholly-unperformed contracts (i.e. the Company has not yet transferred any promised services to the pool operator and has not yet received, nor is entitled to receive, any compensation for those as yet unperformed services) such that a contract does not yet exist for computing power the Company may provide in those future periods. A new contract is determined to exist each period that neither party terminates the arrangement.

Securities Exchange Commission

March 10, 2023

b) We acknowledge the Staff’s comment and confirm that the Company is only entitled to consideration for computing power provided for the successful placement of a block on the bitcoin blockchain by the third-party mining pool and that the Company is not entitled to any compensation for computing power provided for unsuccessful attempts to place a block on the bitcoin blockchain by the third party. The Company clarifies that for each period-to-period contract (see a.), the consideration to which the Company is entitled for contributing computing power to the mining pool is variable as (1) it is unknown whether a block will be won by the pool during that contract period and therefore, whether the Company will receive any remuneration for the computing power provided during that contract, and (2) the amount of the fractional share block reward and transaction fees to which the Company will be entitled if a block is won during the contract period is unknown. Elaborating on (2), the amount of remuneration to which the Company is entitled is not known at the time a block is won as the transaction fees per block, and the proportion of the Company’s contributed computing power to the pool (which have significant effect on the fractional share of the block reward and transaction fees to which the Company is entitled) are both unknown until settlement into the Company’s wallet. The Company considered ASC 606-10-32-12 in assessing whether it is probable that a significant revenue reversal could occur from estimating its fractional share variable consideration and determined that the following factors suggest a significant revenue reversal could result from estimating that consideration:

●	The amount of consideration is highly susceptible to factors outside the Company’s influence; the Company has no control over or visibility into the total transaction fees included in the block, or what proportion of hash power it contributed to the successful block;

●	The Company’s experience with the consideration to which it was entitled for one block (e.g. previously won by the pool) has no predictive value to estimating this amount for a current or future won block; and

●	(e) There are always a broad range of possible consideration amounts to which the Company could be entitled because the transaction fees vary from block to block, as does the Company’s proportional contribution of computing power to the pool.

Given the above, the Company determined that it is not probable a significant revenue reversal would not result from including an estimate of the consideration amount in the contract’s transaction price before settlement of the consideration into the Company’s wallet occurs. As such, the Company constrains the transaction price to zero until settlement in accordance with ASC 606-10-32-11. This has the practical effect of deferring revenue recognition until settlement occurs.

Once variability is resolved (i.e., at settlement), the Company measures the bitcoin to which it is entitled using the daily closing U.S. dollar spot rate of bitcoin on the date of settlement, instead of the fair value of the bitcoin at contract inception. This method is used because, as a participant in a third party pool, the company has no visibility into the exact time of contract inception and it is therefore impossible to fair value the revenue recognition at the contact inception. See further discussion on evaluation of the quantitative impact of measuring the Company’s bitcoin revenue using the settlement date closing U.S dollar spot rate versus contract inception.

Securities Exchange Commission

March 10, 2023

The Company has updated its Participant revenue recognition policy accordingly.

d)	The Company has evaluated the quantitative impact of the difference between recognizing revenue at fair value of bitcoin at contract inception (i.e., upon successful placement of a block on the bitcoin blockchain) versus recognizing revenue at the daily closing U.S. dollar spot rate of bitcoin on the date of receipt of the block rewards and transaction fees to which the Company is entitled for its contribution to a third-party mining pool. The Company typically receives its settlement within 24 hours of contributing to the winning of a block. If a block is won over a holiday or a weekend, the settlement could take longer, conceivably up to 72 hours. Because the Company does not have visibility into the exact moment of contract inception, the Company performed an analysis to compare the price at which it measured its non-cash bitcoin revenue (i.e., using the daily closing U.S. dollar spot rate of bitcoin on settlement date) to the daily low, average and U.S. dollar spot rate of bitcoin for the prior 24 hours, which is the typical settlement timeframe. The Company also performed the same analysis for 48 hours, and 72 hours prior to ensure it captured the “worst-case scenario” for all affected transactions. The impact is quantitatively immaterial to the Company’s consolidated statement of operations for all periods presented as follows. Note that the Company participated in its own pool during the three months ended March 31, 2022, which is why that period is not presented below:

For the interim periods and year ended December 31, 2022 (in thousands)

Three months ended June 30:		Sensitivity analysis			Variance
	Actual	low	avg	high	low	avg	high
24-hour sensitivity	$633	$617	$636	$655	$16	$(3)	$(22)
48-hour sensitivity	633	617	639	661	16	(6)	(28)
72-hour sensitivity	633	621	644	669	12	(11)	(36)

Three months ended September 30:		Sensitivity analysis			Variance
	Actual	low	avg	high	low	avg	high
24-hour sensitivity	2,607	2,522	2,580	2,637	85	27	(30)
48-hour sensitivity	2,607	2,515	2,577	2,639	92	30	(32)
72-hour sensitivity	2,607	2,515	2,583	2,643	92	24	(36)

Three months ended December 31:		Sensitivity analysis			Variance
	Actual	low	avg	high	low	avg	high
24-hour sensitivity	1,022	1,014	1,023	1,031	8	(1)	(9)
48-hour sensitivity	1,022	1,015	1,026	1,036	7	(4)	(14)
72-hour sensitivity	1,022	1,016	1,027	1,038	6	(5)	(16)

Year ended December 31:		Sensitivity analysis			Variance
	Actual	low	avg	high	low	avg	high
24-hour sensitivity	4,262	4,153	4,239	4,323	109	23	(61)
48-hour sensitivity	4,262	4,147	4,242	4,336	115	20	(74)
72-hour sensitivity	4,262	4,152	4,254	4,350	110	8	(88)

Securities Exchange Commission

March 10, 2023

Further, the Company has qualitatively evaluated the materiality of its accounting convention and has determined that application thereof is also qualitatively immaterial as the alternative measurement of bitcoin received will not result in any of the following:

●	a misstatement or omission that would reverse the loss to profit or profit to loss;
●	a potential effect of the misstatement on the company’s policy; or
●	deemed incompliance with local regulations, laws, agreements, loan covenants or other material agreements in place at the time of reporting.

7.	In order to help us continue to evaluate your accounting policy for your role as a pool operator, please address the following:

a) Confirm for us whether the specified good or service being received by the bitcoin blockchain is the successful placement of a block on the bitcoin blockchain (i.e., transaction verification services).

b) Supplement your ASC 606 control analysis to evaluate control over the placement/broadcasting of a block on the bitcoin blockchain assuming participation by the mine pool participant. In your analysis, clarify how an individual mine pool participant could exercise control over the transaction verification service on behalf of the pool.

c) Clarify the role of individual miners that participated in your pool. In your reply, clarify whether an individual miner created and proposed individual blocks to be broadcast to the bitcoin blockchain (and if so, how they were able to do so) or alternatively, whether they directed their computing power to specific nonce ranges.

d) Clarify the material terms of the software license and whether that license conveyed control to an individual miner over the mining server used by the company to establish and maintain its node.

e) Clarify for us the nature of your relationship with and the role of NYDIG in your bitcoin mining pool and in the node you operated. We note that you refer to NYDIG as a custodian.

f) Provide your materiality analysis of the fair value of the pro rata block reward and transaction fee payment attributable to each third-party pool participant for each quarterly and year-to-date period in which third parties participated in your mining pool.

Securities Exchange Commission

March 10, 2023

Supplemental Response: The Company respectfully acknowledges the Staff’s comment along with previous comments provided in the comment letters dated October 11, 2022, and June 14, 2022, and will accordingly revise its accounting policy for when the Company is a pool operator and expand its disclosures in the “Revenue From Contracts with Customers” section of SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Footnote in our upcoming 10-K filing for the year ended December 31, 2022 as follows:

SIGNIFICANT ACCOUNTING POLICIES - REVENUES FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and
●	the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Securities Exchange Commission

March 10, 2023

Application of the five-step model to the Company’s mining operations

The Company’s ongoing major or central operation is to provide computing power to collectives of third-party bitcoin miners (such collectives, “mining pools”) as a participant (“Participant”) and bitcoin transaction verification services to the bitcoin network through a Company-operated mining pool as the operator and a participant in a private pool (“Operator”) (such activity as Participant and Operator, collectively, “mining”). The Company currently mines in a self-operated pool, which was previously open to third-party pool participants from September 2021 until May 2022.

The following table presents revenue of the Company disaggregated for those arrangements in which the Company is the Operator and Participant (in thousands):

(in thousands)	Years ended December 31,
	2022	2021 (Restated)	2020
Operator	$113,491	$138,589	$-
Participant	4,262	20,574	4,357
	$117,753	$159,163	$4,357

Operator

As the Operator, the Company views the transaction requestor and the bitcoin network, collectively, as its customers (referred to as “Customer”) under FASB ASC 606 Revenue from Contracts with Customers (“Topic 606”) because the provision of transaction verification services (successful mining) is an output of the Company’s ordinary activities. A contract with a customer exists at the point when the Company successfully validates a transaction to the distributed ledger. At this point, the performance obligation to validate the requested transaction has been satisfied in accordance with FASB ASC 606-10-25-30, and the criteria in FASB ASC 606-10-25-1 would be met as follows:

Both, the Customer (requester and the network) and the Company have approved the contract and have evidenced they are committed to the transaction at the point of successfully validating and adding the transaction to the distributed ledger. Each party’s rights, the consideration to be transferred, and the payment terms are clear. The transaction has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract). Collection of the fees is probable because the fees are transferred to the Company as part of closing a successful block.

These contracts are terminable at any time by either party without compensation. By successfully mining a block, the Company satisfies its lone performance obligation of providing transaction verification services to the Customer and, thus, recognizes revenue at that point in time. The amount to which the Company is entitled for successfully validating a block of transactions is fixed at the point in time the contract is deemed to exist and the performance obligation is satisfied. Thus, there is no variable consideration.

The Company also, from time to time, engages unrelated third-party mining enterprises (“pool participants”) to contribute computing power, and in exchange, remits transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed computing power ( hash rate). The MaraPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the proof of work winner and assignee of all validations and, therefore, the transaction verifier of record. The pool participants enter into contracts with the Company as Operator; they do not directly enter into contracts with the network or the requester and are not known verifiers of the transactions assigned to the pool. As Operator, the Company delegates mining work to the pool participants utilizing software that algorithmically assigns work to each individual miner. By virtue of its selection and operation of the software, the Company as Operator controls delegation of work to the pool participants. This indicates that the Company directs the mining pool participants to contribute its hash rate to solve in areas that the Company designates. Therefore, the Company determined that it controls the service of providing transaction verification services to the network and requester. Accordingly, the Company records all of the transaction fees and block rewards earned from transactions assigned to MaraPool as revenue from contracts with customers under Topic 606, and the portion of the transaction fees and block rewards remitted to MaraPool participants as cost of revenues, net of pool fees collected. The Company operated a mining pool that engaged third-party pool participants from September 2021 until May 2022.

Securities Exchange Commission

March 10, 2023

ASC 606-10 requires entities to measure the estimated fair value of noncash consideration at contract inception, which is the same the time the block reward and transaction fee is earned and the performance obligation to the requester and the network is fulfilled by successfully validating the applicable block of transactions. For reasons of operational practicality, the Company applies an accounting convention to use the daily quoted closing U.S. dollar spot rate of bitcoin each day to determine the fair value of bitcoin earned as transaction fees and block rewards in the Company’s wallet during that day. This accounting convention does not result in materially different revenue recognition from using the fair value of the bitcoin earned at contract inception (i.e., the moment a block is earned) and has been consistently applied in all periods presented. The Company also uses an accounting convention to recognize revenue on the day the transaction fees and block rewards are settled in the Company’s wallet, which can sometimes be up to 24 hours later. However, this accounting convention individually, and in aggregate with the aforementioned accounting convention also do not result in materially different revenue recognition from using the fair value of the bitcoin earned at contract inception and has been consistently applied in all periods presented.

Expenses associated with providing the bitcoin transaction verification services to the Customers, such as rent, electricity cost, and transaction fees and block rewards are recorded as cost of revenues. Depreciation on digital currency mining equipment is recorded as a component of cost of revenues.

Participant

When the Company is a Participant in a third-party operated mining pool, the Company provides computing power (hash rate) that is an output of the Company’s ordinary activities in exchange for consideration. The Company considers the third-party mining pool operators its customer under Topic 606. These contracts are period-to-period contracts terminable at any time by either party without compensation. Therefore, notwithstanding that there is a contract for the current period during which the Company is providing computing power to the pool, all subsequent periods reflect wholly-unperformed contracts (i.e. the Company has not yet transferred any promised services to the pool operator and has not yet received, nor is entitled to receive, any compensation for those as yet unperformed services) such that a contract does not yet exist for computing power the Company may provide in those future periods. A new contract is determined to exist each period that neither the Company, nor the pool operator, terminates the arrangement.

The provision of computing power is the only performance obligation under our arrangements with third-party mining pool operators. The transaction consideration the Company receives is non-cash and entirely variable as it is unknown at each contract inception whether the Company will receive any consideration, and if it does become entitled to consideration, how much consideration it will be entitled to. Specifically, the Company is not entitled to any consideration unless and until a block is won by the mining pool. The amount of consideration to which the Company is entitled is a fractional share of the block reward and transaction fee that is based on the proportion of the Company’s contributed hash rate to the total computing power contributed by all mining pool participants in solving the current algorithm as calculated and determined by the pool operator, net of any pool fees due to the pool operator.

Securities Exchange Commission

March 10, 2023

Therefore, the Company constrains the variable consideration to which it is entitled and does not recognize revenue for such amounts until it receives confirmation of the consideration to which it is entitled, usually via the settlement of the fractional share of block reward and transaction fee in the Company’s digital wallet (i.e., variability is resolved and there is no longer a probability of significant reversal of revenue). Before settlement occurs, estimation of the variable consideration to which the Company is entitled carries the risk of a significant revenue reversal from mis-estimation based on inputs unknown to the Company. Settlement of consideration typically occurs within 24 hours of when a block is won by the pool. The difference between the revenue that would be recognized using the successful block validation date versus the confirmation (usually, settlement) date is immaterial in all periods presented.

Expenses associated with providing computing power services to third-party operated mining pools, such as rent and electricity costs, are recorded as cost of revenues. Depreciation on digital currency mining equipment is also recorded as a component of cost of revenues.

Please note that the Company has included a redline version of this policy which compares the current draft to the March 3, 2023 draft. This is enclosed at the end of this communication as an exhibit.

The following responses correspond to each point in the foregoing comment from the Staff and should be reviewed in conjunction with the revised revenue recognition disclosure proposed for the December 31, 2022 10-K filing above:

a)	The Company confirms that the specified service being received by the bitcoin blockchain and the transaction requester (i.e., Customers) is transaction verification services.

b)	In our revised analysis, we have concluded that the Company, as Operator, is primarily responsible for fulfilling the performance obligation of providing transaction verification services to the bitcoin network and requester, (Customers). The Company, rather than the pool participants, enters into the contract with the Customers. The pool participants enter into contracts only with the Company as Operator; they do not enter into contracts with the network or the requester, and are not known verifiers of the transactions assigned to the pool. Further, as Operator, the Company delegates mining work to the pool participants utilizing software that algorithmically assigns work to each individual miner. By virtue of its selection and operation of the software, the Company controls delegation of mining work to the pool participants. This indicates that the Company directs the mining pool participants to contribute its hash rate to solve in areas that the Company designates. Therefore, the Company determined that it controls the service of providing transaction verification services to the network and requester, with pool participants acting, in effect, as subcontracting contributors to the specified transaction verification service. Accordingly, the Company revised its revenue recognition policy as outlined above.

c)	As documented in b), the Company respectfully advises the Staff that it has revised its revenue recognition policy and concluded that the Company as an Operator controls the transaction verification services provided to Customers. We believe the response to b) also addresses the question in c), specifically, that it is the Company as Operator that is the block validator of record and directs pool participants as to how to employ their computing power.

Securities Exchange Commission

March 10, 2023

d)	In our revised analysis, we have concluded that the Company, as Operator, controls the service of providing transaction verification services to the Customers and utilizes mining software to allocate work to third party pool participants. As stated in our response to b), the Company selected the mining software to be used, owns the license to it, and operates the software.

e)	The Company is a party to a Digital Asset Custodial Agreement with NYDIG, which was entered into in July 2021. Pursuant to the agreement, the Company appointed NYDIG to act as a custodian for and to hold custodied assets for the benefit of the Company. The duties of NYDIG with respect to the Company’s custodied assets includes receiving and holding custodied assets for safekeeping for the benefit of the Company, delivering custodied assets to the Company in accordance with the Company’s specific instructions, and performing various administrative duties in accordance with the Company’s instructions.

Pursuant to the terms and agreement, NYDIG has no right, interest, or title in those custodied assets. The custodied assets will at all times be identifiable in NYDIG’s database as being stored in the account for the benefit of the Company.

f)	The Company has revised its policy to recognize all successfully mined bitcoin by Marapool as revenue when it is Operator and to recognize the fractional share block reward and transaction fee payment attributable to each third-party pool participant as cost of revenue, retrospectively applicable as part of the Company’s restatement of historical financials in the Company’s upcoming 10-K. Accordingly the Company respectfully advises the Staff that this request no longer appears applicable.

8.	In response to prior comment 20, you indicate that you provided computing power to the third party pool operator in your capacity as a pool participant in the third party’s bitcoin mining pool. Please explain the differences in the facts and circumstances of the Marapool bitcoin mining pool the Company operated that leads you to believe that the Marapool pool participants provide transaction verification services to the bitcoin blockchain, as noted from your response to prior comment 18, rather than computing power to the Company, as pool operator of Marapool.

Supplemental Response: We wish to confirm that we are restating our historical financials and updating disclosure in our upcoming 10-K filing to address the Staff’s comment.

Securities Exchange Commission

March 10, 2023

20.	Describe any material risks related to safeguarding your or your affiliates’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Supplemental Response: In response to the Staff’s verbal comments provided on March 9, 2023, we intend confirm that we will provide updated disclosure in our upcoming 10-K filing to include risks related to our custodians.

25.	We do not believe that your response to prior comment 1 provides a sufficient basis to support the Company’s conclusion that it does not transfer control of the bitcoin it loaned. We observe that the nature of the Company’s bitcoin lending arrangements is different than that of a repurchase agreement as described in ASC 606-10-55-68. We further observe that, based on the Company’s analysis and representation of the facts, the borrower of the Company’s bitcoin could deploy the bitcoin at its discretion, bore the risk of loss or theft of those bitcoin, and otherwise had the ability to direct the use of the bitcoin transferred to it under such a lending arrangement. As such, please tell us whether you considered derecognizing the bitcoin lent and concurrently recognizing a receivable reflective of the Company’s right to receive bitcoin from the borrower. We note such accounting may be appropriate based on your facts and circumstances. We further note that such receivable may be measured at the fair value of the lent bitcoin, both initially and at subsequent reporting dates and that such accounting may include a separately recognized allowance for expected credit losses under the principles of ASC Topic 326 that incorporates forecasts reflecting the Company’s expectation of credit losses on such receivable.

Supplemental Response: We wish to supplement our previous response by confirming that given the Staff’s previous comments and recent guidance on this matter, the Company is adopting this latest guidance as a new accounting principle during Q4 2022 with retrospective application. This fact was truncated from our previous written response. We will update our financial statements and disclosure for this change in accounting principle in our upcoming 10-K filing.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the staff’s questions, but please contact the undersigned at hugh@marathondh.com or our counsel, Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Hugh Gallagher
Hugh Gallagher
Chief Financial Officer

Cc: Jolie Kahn, Esq.

Exhibit– Redline of Current Revenue Recognition Policy vs. Previous draft

SIGNIFICANT ACCOUNTING POLICIES - REVENUES FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and
●	the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Application of the five-step model to the Company’s mining operations

The Company’s ongoing major or central operation is to provide computing power to collectives of third-party bitcoin miners (such collectives, “mining pools”) as a participant (“Participant”) and bitcoin transaction verification services to the bitcoin network through a Company-operated mining pool as the operator and a participant in a private pool (“Operator”) (such activity as Participant and Operator, collectively, “mining”). The Company currently mines in a self-operated pool, which was previously open to third-party pool participants from September 2021 until May 2022.

The following table presents revenue of the Company disaggregated for those arrangements in which the Company is the Operator and Participant (in thousands):

(in thousands)	Years ended December 31,
	2022	2021 (Restated)	2020
Operator	$113,491	$138,589	$-
Participant	4,262	20,574	4,357
	$117,753	$159,163	$4,357

Operator

~~From September 2021 until May 2022, the Company privately operated its own bitcoin mining pool, MaraPool.~~ As the Operator, the Company views the transaction requestor and the bitcoin network, collectively, as its customers (referred to as “Customer”) under FASB ASC 606 Revenue from Contracts with Customers (“Topic 606”) because the provision of transaction verification services (successful mining) is an output of the Company’s ordinary activities. A contract with a customer exists at the point when the Company successfully validates a transaction to the distributed ledger. At this point, the performance obligation to validate the requested transaction has been satisfied in accordance with FASB ASC 606-10-25-30, and the criteria in FASB ASC 606-10-25-1 would be met as follows:

Both, the Customer (requester and the network) and the Company have approved the contract and have evidenced they are committed to the transaction at the point of successfully validating and adding the transaction to the distributed ledger. Each party’s rights, the consideration to be transferred, and the payment terms are clear. The transaction has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract). Collection of the fees is probable because the fees are transferred to the Company as part of closing a successful block.

These contracts are terminable at any time by either party without compensation. By successfully mining a block, the Company satisfies its lone performance obligation of providing transaction verification services to the Customer and, thus, recognizes revenue at that point in time. The amount to which the Company is entitled for successfully validating a block of transactions is fixed at the point in time the contract is deemed to exist and the performance obligation is satisfied. Thus, there is no variable consideration.

~~As the Operator, the~~The Company also, from time to time, engages unrelated third-party mining enterprises (“pool participants”) to contribute computing power, and in exchange, remits transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed computing power ( hash rate). The MaraPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the proof of work winner and assignee of all validations and, therefore, the transaction verifier of record. The pool participants enter into contracts with the Company as Operator; they do not directly enter into contracts with the network or the requester and are not known verifiers of the transactions assigned to the pool. As Operator, the Company delegates mining work to the pool participants utilizing software that algorithmically assigns work to each individual miner. By virtue of its selection and operation of the software, the Company as Operator controls delegation of work to the pool participants. This indicates that the Company directs the mining pool participants to contribute its hash rate to solve in areas that the Company designates. Therefore, the Company determined that it controls the service of providing transaction verification services to the network and requester. Accordingly, the Company records all of the transaction fees and block rewards earned from transactions assigned to MaraPool as revenue from contracts with customers under Topic 606, and the portion of the transaction fees and block rewards remitted to MaraPool participants as cost of revenues, net of pool fees collected. The Company operated a mining pool that engaged third-party pool participants from September 2021 until May 2022.

ASC 606-10~~-32-21~~ requires entities to measure the estimated fair value of noncash consideration at contract inception, which is the same the time the block reward and transaction fee is earned and the performance obligation to the requester and the network is fulfilled by successfully validating the applicable block of transactions. For reasons of operational practicality, the Company applies an accounting convention to use the daily quoted closing U.S. dollar spot rate of bitcoin each day to determine the fair value of bitcoin earned as transaction fees and block rewards in the Company’s wallet during that day. This accounting convention does not result in materially different revenue recognition from using the fair value of the bitcoin earned at contract inception (i.e., the moment a block is earned) and has been consistently applied in all periods presented. The Company also uses an accounting convention to recognize revenue on the day the transaction fees and block rewards are settled in the Company’s wallet, which can sometimes be up to 24 hours later. However, this accounting convention individually, and in aggregate with the aforementioned accounting convention also do not result in materially different revenue recognition from using the fair value of the bitcoin earned at contract inception and has been consistently applied in all periods presented.

Expenses associated with providing the bitcoin transaction verification services to the Customers, such as rent, electricity cost, and transaction fees and block rewards. are recorded as cost of revenues. Depreciation on digital currency mining equipment is recorded as a component of cost of revenues.

Participant

When the Company is a Participant in a third-party operated mining pool, the Company provides computing power (hash rate) that is an output of the Company’s ordinary activities in exchange for consideration. The Company considers the third-party mining pool operators its customer under Topic 606. These contracts are period-to-period contracts terminable at any time by either party without compensation~~, and an enforceable right to compensation~~ . Therefore, notwithstanding that there is a contract for the current period during which the Company ~~only arises when~~ is providing computing power to the pool ~~in which it participates successfully mines a block. Therefore, there is no contract until a block is won by the mining pool, at which point~~, all ~~the criteria in FASB ASC 606-10-25-1 are met. Before that time, either party could terminate the arrangement without the Company being~~ subsequent periods reflect wholly-unperformed contracts (i.e. the Company has not yet transferred any promised services to the pool operator and has not yet received, nor is entitled to receive, any compensation for ~~its contributed computing power to date.~~ those as yet unperformed services) such that a contract does not yet exist for computing power the Company may provide in those future periods. A new contract is determined to exist each period that neither the Company, nor the pool operator, terminates the arrangement.

The provision of computing power is the only performance obligation under our arrangements with third-party mining pool operators. ~~In exchange for providing computing power,~~ The transaction consideration the Company receives is non-cash and entirely variable as it is unknown at each contract inception whether the Company will receive any consideration, and if it does become entitled to consideration ~~equal~~, how much consideration it will be entitled to. Specifically, the Company is not entitled to any consideration unless and until a ~~fractional share of the~~ block ~~reward and transaction fee (non-cash consideration), earned~~is won by the mining pool ~~for successfully adding a block to the blockchain~~. The amount of consideration to which the Company is entitled is a fractional share of the block reward and transaction fee that is based on the proportion of the Company’s contributed hash rate to the total computing power contributed by all mining pool participants in solving the current algorithm as calculated and determined by the pool operator, net of any pool fees due to the pool operator.

~~The provision of computing power is the only performance obligation under our arrangements with third-party mining pool operators. The transaction consideration the Company receives is non-cash and fixed at the point in time the contract is determined to exist and the performance obligation of contributing hash power towards the successful block validation satisfied.~~

~~The Company is entitled to its fractional share of the block reward and transaction fee at the time the pool successfully validates the applicable block of transactions. However, the Company does not have visibility to exactly know when a block is successfully validated (i.e., when contract inception and corresponding performance obligation satisfaction occurs).~~ Therefore, the Company constrains the variable consideration to which it is entitled and does not recognize revenue for such amounts until it receives confirmation of the consideration to which it is entitled ~~from a successful block validation~~, usually via the settlement of the fractional share of block reward and transaction fee in the Company’s digital wallet. (i.e., variability is resolved and there is no longer a probability of significant reversal of revenue). Before settlement occurs, estimation of the variable consideration to which the Company is entitled carries the risk of a significant revenue reversal from mis-estimation based on inputs unknown to the Company. Settlement of consideration typically occurs within 24 hours of when a block is won by the pool. The difference between the revenue that would be recognized using the successful block validation date versus the confirmation (usually, settlement) date is immaterial in all periods presented.

~~The Company further applies an accounting convention that uses the daily quoted closing U.S. dollar spot rate of bitcoin on the settlement date to determine the fair value of non-cash bitcoin consideration received in Company’s wallet during that day. This accounting convention of measuring pool participant revenue based on the closing U.S. dollar spot rate of bitcoin on the settlement date instead of the fair value of the bitcoin at contract inception (i.e., point in time the applicable block is successfully validated) does not result in materially different revenue recognition for any period presented.~~

Expenses associated with providing computing power services to third-party operated mining pools, such as rent and electricity ~~cost~~costs, are recorded as cost of revenues. Depreciation on digital currency mining equipment is also recorded as a component of cost of revenues.